SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-32696

COPA HOLDINGS, S.A.
(Exact name of registrant as specified in its charter)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Companía Panameña de Aviación S.A. and its Mechanics’ Union (SINTECMAP)
enter into mandatory arbitration process

Compañía Panameña de Aviación, S.A., a subsidiary of Copa Holdings, S.A., entered into mandatory arbitration process on February 20, 2006. This arbitration process, declared by the General Director of Labor of Panama, immediately suspended the mechanics’ union strike that was filed with the Ministry of Labor on February 10, 2006 and was to be effective as of February 20, 2006 at 1:00 pm.

Under the Labor Code of the Republic of Panama, once arbitration is declared, the parties must each designate one arbitrator within two days. The two arbitrators will then designate a third arbitrator, who acts as the President of the Court of Arbitration.  Two days after the President of the Court of Arbitration is appointed, a schedule will be set indicating the time of the hearing. The Court of Arbitration will issue its opinion ten days after the hearing. This arbitration process will decide on the 9 remaining points of the 78 points originally covered in the collective bargaining negotiations. The Court of Arbitration’s opinion is binding and final.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2006

COPA HOLDINGS, S.A.

By:	/s/ Victor Vial

Victor Vial
CFO